Exhibit 99.7

Form of Releases to Stock Exchanges and Advertisement

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2018 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2018	2017	2017	2018	2017
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	18,083	17,794	17,120	70,522	68,484
Other income, net (Refer Note b and c)	534	962	746	3,193	3,080
Total Income	18,617	18,756	17,866	73,715	71,564
Expenses
Employee benefit expenses	10,054	9,869	9,309	38,893	37,659
Cost of technical sub-contractors	1,107	1,041	1,000	4,297	3,833
Travel expenses	492	496	474	1,995	2,235
Cost of software packages and others	466	472	478	1,870	1,597
Communication expenses	113	120	149	489	549
Consultancy and professional charges	282	238	229	1,043	763
Depreciation and amortisation expenses	458	498	446	1,863	1,703
Other expenses	639	741	823	2,924	3,244
Total expenses	13,611	13,475	12,908	53,374	51,583
Profit before non-controlling interest / share in net profit / (loss) of associate	5,006	5,281	4,958	20,341	19,981
Share in net profit/(loss) of associate, including impairment of associate (Refer Note d)	–	–	(25)	(71)	(30)
Profit before tax	5,006	5,281	4,933	20,270	19,951
Tax expense: (Refer Note a)
Current tax	1,466	144	1,249	4,581	5,653
Deferred tax	(150)	8	81	(340)	(55)
Profit for the period(Refer Note a)	3,690	5,129	3,603	16,029	14,353
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	34	18	20	55	(45)
Equity instruments through other comprehensive income, net	9	(2)	(5)	7	(5)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	2	5	11	(39)	39
Exchange differences on translation of foreign operations	200	(86)	(197)	321	(257)
Fair value changes on investments, net	(15)	(25)	(10)	(1)	(10)
Total other comprehensive income/(loss), net of tax	230	(90)	(181)	343	(278)
Total comprehensive income for the period	3,920	5,039	3,422	16,372	14,075

Paid up share capital (par value 5/- each, fully paid)	1,088	1,088	1,144	1,088	1,144
Other equity	63,835	67,838	67,838	63,835	67,838
Earnings per equity share (par value 5/- each)(Refer Note e)
Basic () (Refer Note a)	16.98	22.55	15.77	71.07	62.80
Diluted ()	16.97	22.53	15.76	71.00	62.77

Note

a)	During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company has, in accordance with the APA, reversed income tax expense provision of $225 million (1,432 crore) which pertains to previous periods which are no longer required. Consequently, profit for the quarter ended December 31, 2017 and the year ended March 31, 2018 has increased and therefore has led to an increase in Basic earnings per equity share by 6.29 ($0.10) for quarter ended December 31, 2017 and 5.88 ($0.09) for the year ended March 31, 2018.

b)

In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “disposal group”). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to 2,060 crore and liabilities amounting to 324 crore in respect of the disposal group have been reclassified as “held for sale". On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of 118 crore in respect of Panaya has been recognized in the consolidated profit and loss for the quarter and year ended March 31, 2018.

The disposal group does not constitute a separate major component of the company and therefore has not been classified as discontinued operations.

c)	Other income includes 200 crore towards interest on income tax refund for the quarter ended December 31, 2017 and 262 crore for the year ended March 31, 2018.

d)	During the year ended March 31,2018 the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore. The write-down in the carrying value of investment in associate DWA Nova LLC during the quarter and year ended March 31, 2017 was 18 crore.

e)	EPS is not annualized for the quarter ended March 31, 2018, December 31, 2017 and March 31, 2017.

Notes:

1.	The audited interim consolidated financial statements for the quarter and year ended March 31, 2018 have been taken on record by the Board of Directors at its meeting held on April 13, 2018. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unqualified audit opinion. Amounts for the quarter and year ended March 31, 2017 were audited by previous auditors - B S R & Co LLP. The information for the year ended March 31, 2018 presented above is extracted from the audited consolidated financial statements and the information for the quarter ended March 31, 2018 are extracted from the audited interim consolidated financial statements. These financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

2.	The Board appointed Kiran Mazumdar- Shaw, Independent Director as the Lead Independent Director of the Board.

3.	On April 13, 2018, the Company entered into a definitive agreement to acquire Wongdoody Holding Company Inc., a US-based creative and consumer insights agency for a total consideration of up to $75 million ( approximately 489 crore) including contingent consideration and retention payouts, subject to regulatory approvals and fulfillment of closing conditions.

4.	Information on dividends for the quarter and year ended March 31, 2018

An interim dividend of 13/- (par value of 5/- each) per equity share was declared on October 24, 2017 and the same was paid on November 4, 2017. The interim dividend declared in the previous year was 11/- per equity share. For financial year 2018, the Board recommended a final dividend of 20.50/- per equity share and a special dividend of 10/- per equity share. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the Company, to be held on June 23, 2018. The book closure date for the purpose of the Annual General Meeting and payment of final dividend is June 16, 2018. The final dividend declared in the previous year was 14.75/- per equity share.

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2018	2017	2017	2018	2017
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	13.00	11.00
Final dividend	20.50	–	14.75	20.50	14.75
Special dividend	10.00	–	–	10.00	–

5. Consolidated statement of assets and liabilities

(in crore)

Particulars	As at
	March 31, 2018	March 31, 2017
ASSETS
Non-current assets
Property, plant and equipment	10,116	9,751
Capital work-in-progress	1,606	1,365
Goodwill (Refer Note b above)	2,211	3,652
Other Intangible assets	247	776
Investment in associate	–	71
Financial assets:
Investments	5,756	6,382
Loans	36	29
Other financial assets	284	309
Deferred tax assets (net)	1,282	540
Income tax assets (net)	6,070	5,716
Other non-current assets	2,265	1,059
Total non-current assets	29,873	29,650
Current assets
Financial assets
Investments	6,407	9,970
Trade receivables	13,142	12,322
Cash and cash equivalents	19,818	22,625
Loans	239	272
Other financial assets	6,684	5,980
Other current assets	1,667	2,536
	47,957	53,705
Assets held for sale (Refer Note b above)	2,060	–
Total current assets	50,017	53,705
Total assets	79,890	83,355
EQUITY AND LIABILITIES
Equity
Equity share capital	1,088	1,144
Other equity	63,835	67,838
Total equity attributable to equity holders of the Company	64,923	68,982
Non-controlling interests	1	-
Total equity	64,924	68,982
Liabilities
Non-current liabilities
Financial liabilities
Other financial liabilities	61	70
Deferred tax liabilities (net)	541	207
Other non-current liabilities	259	83
Total non-current liabilities	861	360
Current liabilities
Financial liabilities
Trade payables	694	367
Others financial liabilities	6,946	6,349
Provisions	492	405
Income tax liabilities (net)	2,043	3,885
Other current liabilities	3,606	3,007
	13,781	14,013
Liabilities directly associated with assets held for sale ( Refer Note b above)	324	-
Total current liabilities	14,105	14,013
Total equity and liabilities	79,890	83,355

The disclosure is an extract of the audited Consolidated Balance Sheet as at March 31, 2018 and March 31, 2017 prepared in compliance with the Indian Accounting Standards (Ind-AS).

6. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2018	2017	2017	2018	2017
Revenue by business segment
Financial Services (FS)	4,683	4,643	4,655	18,638	18,555
Manufacturing (MFG)	1,965	1,955	1,918	7,699	7,507
Energy & utilities, Communication and Services (ECS)	4,437	4,241	3,963	16,757	15,430
Retail, Consumer packaged goods and Logistics (RCL)	2,830	2,837	2,710	11,104	11,225
Life Sciences, Healthcare and Insurance (HILIFE)	2,425	2,375	2,148	9,271	8,437
Hi-Tech	1,302	1,256	1,211	5,047	5,122
All other segments	441	487	515	2,006	2,208
Total	18,083	17,794	17,120	70,522	68,484
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	18,083	17,794	17,120	70,522	68,484
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (FS)	1,321	1,254	1,328	5,207	5,209
Manufacturing (MFG)	445	498	472	1,819	1,848
Energy & utilities, Communication and Services (ECS)	1,219	1,145	1,120	4,550	4,431
Retail, Consumer packaged goods and Logistics (RCL)	842	834	784	3,249	3,249
Life Sciences, Healthcare and Insurance (HILIFE)	678	689	596	2,575	2,308
Hi-Tech	332	304	291	1,224	1,277
All other segments	91	94	70	389	292
Total	4,928	4,818	4,661	19,013	18,614
Less: Unallocable expenditure	456	499	449	1,865	1,713
Add: Unallocable other income ( Refer Note babove)	534	962	746	3,193	3,080
Add: Share in net profit/(loss) of associate, including impairment of associate	–	–	(25)	(71)	(30)
Profit before tax and non-controlling interests	5,006	5,281	4,933	20,270	19,951

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

7. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2018	2017	2017	2018	2017
Revenue from operations	15,984	15,631	14,920	61,941	59,289
Profit before tax (Refer Note i below)	4,390	5,922	4,783	19,908	18,938
Profit for the period (Refer Note i below)	3,157	6,004	3,562	16,155	13,818

Note: The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited standalone finacial statements for the year ended March 31, 2018 and the information for the quarter ended March 31, 2018 are extracted from the audited interim condensed financial statements.

i) In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya . The Company anticipates completion of the sale by March 2019 and accordingly, investments amounting to 1,525 crore in respect of these subsidiaries have been reclassified as “held for sale". On reclassification, these investments has been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of 589 crore in respect of Panaya has been recognized in the standalone profit and loss for the quarter and year ended March 31, 2018.

By order of the Board

for Infosys Limited

Bengaluru, India April 13, 2018	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2018, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2018	2017	2017	2018	2017
Revenues	2,805	2,755	2,569	10,939	10,208
Cost of sales	1,793	1,773	1,614	7,001	6,446
Gross profit	1,012	982	955	3,938	3,762
Operating expenses	319	313	321	1,279	1,242
Operating profit	693	669	634	2,659	2,520
Other income, net ( Refer Note a below)	82	149	112	495	459
Share in net profit/(loss) of associate, including impairment	–	–	(4)	(11)	(5)
Profit before income tax	775	818	742	3,143	2,974
Income tax expense	204	22	199	657	834
Net profit	571	796	543	2,486	2,140
Earnings per equity share *
Basic	0.26	0.35	0.24	1.10	0.94
Diluted	0.26	0.35	0.24	1.10	0.94
Total assets	12,255	11,889	12,854	12,255	12,854
Cash and cash equivalents including current investments	4,023	3,615	5,027	4,023	5,027

*	EPS is not annualized for the quarter ended March 31, 2018, quarter ended December 31, 2017 and quarter ended March 31, 2017.

a)	In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “disposal group”). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to $316 million and liabilities amounting to $50 million in respect of the disposal group have been reclassified as “held for sale". On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of $18 million in respect of Panaya has been recognized in the consolidated profit and loss for the quarter and year ended March 31, 2018.

The disposal group does not constitute a separate major component of the company and therefore has not been classified as discontinued operations.

Certain statements in this release, including those concerning our future growth prospects are forward-looking statements regarding those concerning the amount and timing of future dividends and other potential future payments to shareholders, and the intent to identify potential buyers for Skava and Panaya and the anticipated timing to complete such sales, are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited those relating to risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry, capital allocation policy and the ability and timing to identify buyers for Skava and Panaya and to successfully complete such sales. Additional risks that could cause actual results to differ materially are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited financial results of Infosys Limited for the quarter and year ended March 31, 2018 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2018	2017	2017	2018	2017
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	15,984	15,631	14,920	61,941	59,289
Other income, net (Refer Note b, c and d)	636	1,811	733	4,019	3,062
Total income	16,620	17,442	15,653	65,960	62,351
Expenses
Employee benefit expenses	8,418	8,287	7,667	32,472	30,944
Cost of technical sub-contractors	1,434	1,349	1,263	5,494	4,809
Travel expenses	369	366	342	1,479	1,638
Cost of software packages and others	320	315	341	1,270	1,235
Communication expenses	75	85	104	330	372
Consultancy and professional charges	233	190	176	826	538
Depreciation and amortisation expense	363	354	336	1,408	1,331
Other expenses	429	574	641	2,184	2,546
Impairment loss on assets held for sale (Refer Note b)	589	–	–	589	–
Total expenses	12,230	11,520	10,870	46,052	43,413
Profit before tax	4,390	5,922	4,783	19,908	18,938
Tax expense: (Refer Note a)
Current tax	1,397	(134)	1,141	4,003	5,068
Deferred tax	(164)	52	80	(250)	52
Profit for the period (Refer Note a)	3,157	6,004	3,562	16,155	13,818
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	31	17	16	52	(42)
Equity instruments through other comprehensive income, net	7	–	(5)	7	(5)

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	2	5	11	(39)	39
Fair value changes on investments, net	(12)	(23)	(10)	1	(10)

Total other comprehensive income/(loss), net of tax	28	(1)	12	21	(18)

Total comprehensive income for the period	3,185	6,003	3,574	16,176	13,800
Paid-up share capital (par value 5/- each fully paid)	1,092	1,092	1,148	1,092	1,148
Other Equity	62,410	66,869	66,869	62,410	66,869
Earnings per equity share ( par value 5 /- each) (Refer Note e)
Basic () (Refer Note a)	14.45	26.27	15.51	71.28	60.16
Diluted ()	14.45	26.26	15.51	71.25	60.15

Note

a)	During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company has, in accordance with the APA, reversed income tax expense provision of $225 million (1,432 crore) which pertains to previous periods which are no longer required. Consequently, profit for the quarter ended December 31, 2017 and the year ended March 31, 2018 has increased and therefore has led to an increase in Basic earnings per equity share by 6.26 for quarter ended December 31, 2017 and 5.85 for the year ended March 31, 2018 on a standalone basis.

b)	In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya . The Company anticipates completion of the sale by March 2019 and accordingly, investments amounting to 1,525 crore in respect of these subsidiaries have been reclassified as “held for sale". On reclassification, these investments has been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of 589 crore in respect of Panaya has been recognized in the standalone profit and loss for the quarter and year ended March 31, 2018. In the consolidated statement of profit and loss, an impairment loss of 118 crore has been recognized in respect of Panaya for the quarter and year ended March 31, 2018.

c)	Other income includes 199 crore towards interest on income tax refund for the quarter ended December 31, 2017 and 257 crore for the year ended March 31, 2018.

d)	During the three months ended June 30, 2017, the Company has written down the entire carrying value of the investment in its subsidiary Infosys Nova Holdings LLC, amounting to 94 crore.

e)	EPS is not annualized for the quarter ended March 31, 2018, December 31, 2017 and March 31, 2017.

Notes

1.	The audited standalone financial statements for the quarter and year ended March 31, 2018 have been taken on record by the Board of Directors at its meeting held on April 13, 2018. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unqualified audit opinion. Amounts for the quarter and year ended March 31, 2017 were audited by previous auditors - B S R & Co LLP. The information for the year ended March 31, 2018 presented above is extracted from the audited standalone financial statements and the information for the quarter ended March 31, 2018 are extracted from the audited interim condensed financial statements. These financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

2.	The Board appointed Kiran Mazumdar- Shaw, Independent Director as the Lead Independent Director of the Board.

3.	On April 13, 2018, the Company entered into a definitive agreement to acquire Wongdoody Holding Company Inc., a US-based creative and consumer insights agency for a total consideration of up to $75 million ( approximately 489 crore) including contingent consideration and retention payouts, subject to regulatory approvals and fulfillment of closing conditions.

4.

Information on dividends for the quarter and year end March 31, 2018

An interim dividend of 13/- (par value of 5/- each) per equity share was declared on October 24, 2017 and the same was paid on November 4, 2017. The interim dividend declared in the previous year was 11/- per equity share. For financial year 2018, the Board recommended a final dividend of 20.50/- per equity share and a special dividend of 10/- per equity share. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the Company, to be held on June 23, 2018. The book closure date for the purpose of the Annual General Meeting and payment of final dividend is June 16, 2018. The final dividend declared in the previous year was 14.75/- per equity share.

 (in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2018	2017	2017	2018	2017
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	13.00	11.00
Final dividend	20.50	–	14.75	20.50	14.75
Special dividend	10.00	–	–	10.00	–

5. Statement of assets and liabilities (Standalone - Audited)

(in crore)

Particulars	As at
	March 31, 2018	March 31, 2017
ASSETS
Non-current assets
Property, plant and equipment	9,027	8,605
Capital work-in-progress	1,442	1,247
Goodwill	29	–
Other intangible assets	101	–
Financial assets:
Investments	11,993	15,334
Loans	19	5
Other financial assets	177	216
Deferred tax assets (net)	1,128	346
Income tax assets (net)	5,710	5,454
Other non-current assets	2,161	996
Total non-current assets	31,787	32,203
Current assets
Financial assets
Investments	5,906	9,643
Trade receivables	12,151	10,960
Cash and cash equivalents	16,770	19,153
Loans	393	310
Other financial assets	5,906	5,403
Other current assets	1,439	2,213
	42,565	47,682
Assets held for sale (Refer Note b above)	1,525	–
Total current assets	44,090	47,682
Total assets	75,877	79,885

EQUITY AND LIABILITIES
Equity
Equity share capital	1,092	1,148
Other equity	62,410	66,869
Total equity	63,502	68,017
Liabilities
Non-current liabilities
Financial liabilities
Other financial liabilities	55	40
Deferred tax liabilities (net)	505	–
Other non-current liabilities	153	42
Total non-current liabilities	713	82
Current liabilities
Financial liabilities
Trade payables	738	269
Others financial liabilities	5,540	5,056
Other current liabilities	2,972	2,349
Provisions	436	350
Income tax liabilities (net)	1,976	3,762
Total current liabilities	11,662	11,786
Total equity and liabilities	75,877	79,885

The disclosure is an extract of the audited Balance Sheet as at March 31, 2018 and March 31, 2017 prepared in compliance with the Indian Accounting Standards (Ind-AS).

6. Segment reporting (Standalone-Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2018	2017	2017	2018	2017
Revenue by business segment
Financial services (FS)	4,012	3,951	3,924	15,860	15,735
Manufacturing (MFG)	1,666	1,652	1,566	6,485	6,086
Energy & utilities, communication and services (ECS)	4,106	3,913	3,630	15,457	13,999
Retail, consumer packaged goods and logistics (RCL)	2,617	2,586	2,503	10,247	10,280
Life sciences, healthcare and insurance (HILIFE)	2,046	2,014	1,860	7,825	7,065
Hi-Tech	1,239	1,191	1,157	4,782	4,901
All Other Segments	298	324	280	1,285	1,223
Total	15,984	15,631	14,920	61,941	59,289
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	15,984	15,631	14,920	61,941	59,289
Segment profit before tax:
Financial Services (FS)	1,114	1,011	1,115	4,268	4,291
Manufacturing (MFG)	433	464	458	1,741	1,770
Energy & utilities, communication and services (ECS)	1,228	1,153	1,126	4,591	4,355
Retail, consumer packaged goods and logistics (RCL)	832	805	757	3,200	3,159
Life sciences, healthcare and insurance (HILIFE)	642	625	573	2,405	2,089
Hi-Tech	353	319	308	1,299	1,354
All other segments	102	90	52	384	199
Total	4,704	4,467	4,389	17,888	17,217
Less:Unallocable expenditure	361	356	339	1,410	1,341
Less: Impairment loss on assets held for sale (Refer Note b above)	589	–	–	589	–
Add:Unallocable other income	636	1,811	733	4,019	3,062
Profit before tax	4,390	5,922	4,783	19,908	18,938

Notes on segment information:

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Marker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board

for Infosys Limited

Bengaluru, India April 13, 2018	Salil Parekh Chief Executive Officer and Managing Director

Certain statements in this release, including those concerning our future growth prospects are forward-looking statements regarding those concerning the amount and timing of future dividends and other potential future payments to shareholders, and the intent to identify potential buyers for Skava and Panaya and the anticipated timing to complete such sales, are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited those relating to risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry, capital allocation policy and the ability and timing to identify buyers for Skava and Panaya and to successfully complete such sales. Additional risks that could cause actual results to differ materially are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2018, prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore except equity share data)

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2018	2018	2017
Revenue from operations	18,083	70,522	17,120
Profit before tax	5,006	20,270	4,933
Net profit after tax (Refer Note a, b , c and d)	3,690	16,029	3,603
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	3,920	16,372	3,422
Paid-up equity share capital (par value 5/- each, fully paid)	1,088	1,088	1,144
Other equity	63,835	63,835	67,838
Earnings per share (par value 5/- each)(Refer note e)
Basic () (Refer Note a)	16.98	71.07	15.77
Diluted ()	16.97	71.00	15.76

Note:

a)	During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company has, in accordance with the APA, reversed income tax expense provision of $225 million (1,432 crore) which pertains to previous periods which are no longer required. Consequently, profit for the quarter ended December 31, 2017 and the year ended March 31, 2018 has increased and therefore has led to an increase in Basic earnings per equity share by 6.29 ($0.10) for quarter ended December 31, 2017 and 5.88 ($0.09) for the year ended March 31, 2018.

b)

In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “disposal group”). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to 2,060 crore and liabilities amounting to 324 crore in respect of the disposal group have been reclassified as “held for sale". On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of 118 crore in respect of Panaya has been recognized in the consolidated profit and loss for the quarter and year ended March 31, 2018.

The isposal group does not constitute a separate major component of the company and therefore has not been classified as discontinued operations.

c)	Other income includes 262 crore for the year ended March 31, 2018 towards interest on income tax refund .

d)	During the year ended March 31, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore. The write-down in the carrying value of investment in associate DWA Nova LLC during the quarter and year ended March 31, 2017 was 18 crore.

e)	EPS is not annualized for the quarter ended March 31, 2018 and March 31, 2017

Notes

1.	The audited consolidated financial statements for the quarter and year ended March 31, 2018 have been taken on record by the Board of Directors at its meeting held on April 13, 2018. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unqualified audit opinion. Amounts for the quarter and year ended March 31, 2017 were audited by previous auditors - B S R & Co LLP. The information for the year ended March 31, 2018 presented above is extracted from the audited consolidated financial statements and the information for the quarter ended March 31, 2018 are extracted from the audited interim consolidated financial statements. These financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

2.	The Board appointed Kiran Mazumdar- Shaw, Independent Director as the Lead Independent Director of the Board.

3.	On April 13, 2018, the Company entered into a definitive agreement to acquire Wongdoody Holding Company Inc., a US-based creative and consumer insights agency for a total consideration of up to $75 million ( approximately 489 crore) including contingent consideration and retention payouts, subject to regulatory approvals and fulfillment of closing conditions.

4.

Information on dividends for the quarter and year ended March 31, 2018

An interim dividend of 13/- (par value of 5/- each) per equity share was declared on October 24, 2017 and the same was paid on November 4, 2017. The interim dividend declared in the previous year was 11/- per equity share. For financial year 2018, the Board recommended a final dividend of 20.50/- per equity share and a special dividend of 10/- per equity share. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the Company, to be held on June 23, 2018. The book closure date for the purpose of the Annual General Meeting and payment of final dividend is June 16, 2018. The final dividend declared in the previous year was 14.75/- per equity share.

(in )

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2018	2018	2017
Dividend per share (par value 5/- each)
Interim dividend	–	13.00	–
Final dividend	20.50	20.50	14.75
Special dividend	10.00	10.00	–

5. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2018	2018	2017
Revenue from operations	15,984	61,941	14,920
Profit before tax (Refer Note i below)	4,390	19,908	4,783
Profit for the period (Refer Note i below)	3,157	16,155	3,562

Note:

i) In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya. The Company anticipates completion of the sale by March 2019 and accordingly, investments amounting to 1,525 crore in respect of these subsidiaries have been reclassified as “held for sale". On reclassification, these investments has been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of 589 crore in respect of Panaya has been recognized in the standalone profit and loss for the quarter and year ended March 31, 2018.

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements in this release, including those concerning our future growth prospects are forward-looking statements regarding those concerning the amount and timing of future dividends and other potential future payments to shareholders, and the intent to identify potential buyers for Skava and Panaya and the anticipated timing to complete such sales, are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited those relating to risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry, capital allocation policy and the ability and timing to identify buyers for Skava and Panaya and to successfully complete such sales. Additional risks that could cause actual results to differ materially are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.